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                                                                 Exhibit (a)(13)

                     [Text of Communication to Employees, Sent January 21, 2003]

Subject: Option Exchange Program - FURTHER EXTENSION OF DEADLINE

We know that many of you still have unresolved questions regarding our option exchange program and may require additional time in order to make your decisions.

Accordingly, we are extending the deadline for you to respond to the Option Exchange Offer by one week, unless further extended. The new expiration date will be Wednesday January 29, 2003 at 5:59 pm New York Time.

As you may already be aware, and as we are obligated to advise you, the unsolicited acquisition proposal that we received last week triggered one of the conditions under which the Company may elect to cancel the option exchange program entirely. The Company is not canceling the program; indeed, we are extending the offer by one week. But we do reserve the right to exercise this condition or take such other appropriate action as determined by the Company's Board of Directors. Of course, we will keep you informed about any changes moving forward.

We are also scheduling an additional Q&A session on Tuesday, January 28, 2003 at Noon. The session will take place in Conference Room A on the 11th floor of 575 Eighth Avenue. If you would like the dial-in number for this session, please send an email to optionquestions@register.com.


For additional information or assistance, you should contact:

Thomas Roth, VP Human Resources
Shannon Barnett, HR Generalist, Human Resources
Jack Levy, VP and General Counsel or
Roni Jacobson, Deputy General Counsel
Register.com, Inc. 575 Eighth Avenue, 8th Floor
New York, New York 10018
(telephone: (212) 798-9100)
(facsimile: (212) 798-9114)
(e-mail optionquestions@register.com)

U.K. employees may also contact Dianne Young, and Canadian employees may contact Gayle Morrison. Each will be reachable through the optionquestions@register.com email address.


Jack S. Levy, Vice President and General Counsel